NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION
OF THE STATED SECURITIES

New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of each of the Class A and the Class B Common Stock (together, 'the Securities') of K-V Pharmaceutical Company, (the 'Company') from listing and registration on the Exchange at the opening of business on September 4, 2012, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of NYSE Regulation, the Securities are no longer suitable for continued listing and trading on the Exchange. This decision was reached in view of the Company's August 4, 2012 announcement that it filed a voluntary petition to reorganize under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. NYSE Regulation noted the uncertainty as to the timing and outcome of the bankruptcy process, as well as the ultimate effect of this process on the value of the Securities.

Separately, the Company had also previously been notified of its non-compliance with the NYSE's continued listing criteria outlined in Listed Company
 Manual Section 802.01B and 802.01C, specifically $50 million 30 day average market capitalization and $50 million stockholders' equity, as well as $1.00 30 day average share price, and was working on a business plan submission to address this non-compliance.

1. The Exchange's Listed Company Manual, subsection 802.01D (Bankruptcy and/or Liquidation), states that the Exchange would normally give consideration to suspending or removing from the list a security of a company when an 'intent to file under any of the sections of the bankruptcy law has been announced or a filing has been made or liquidation has been authorized and the company is committed to proceed.'

2. The Exchange, on August 4, 2012, determined that the Securities should be suspended from trading before the opening of the trading session on August 6, 2012, and directed the preparation and filing with the Commission of this application for the removal of the Securities from listing and registration on the Exchange. The Company was notified by letter on August 6, 2012.

3. Pursuant to the above authorization, a press release was issued on August 6, 2012, and an announcement was made on the 'ticker' of the Exchange at the open and the close of the trading session on August 6, 2012 of the proposed suspension of trading in the Securities. Similar information was included on the
 Exchange's website. Trading in the Securities on the Exchange was suspended before the opening of the trading session on August 6, 2012.

4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Securities, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.